CUSIP No. 6573J20                                              Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                            Nicholas Financial, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)


                                    65373J20
                                 (CUSIP Number)



                                 March 13, 1996
             (Date of Event which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


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CUSIP No. 6573J20                                              Page 2 of 8 Pages


================================================================================
  1       NAME OF REPORTING PERSON

          Marvin H. Mahan
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF              5      SOLE VOTING POWER

          SHARES                      34,000

       BENEFICIALLY         ----------------------------------------------------
                               6      SHARED VOTING POWER
         OWNED BY
                                      203,666
           EACH
                            ----------------------------------------------------
        REPORTING              7      SOLE DISPOSITIVE POWER

          PERSON                      34,000
                            ----------------------------------------------------
           WITH                8      SHARED DISPOSITIVE POWER

                                      203,666
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          724,820
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
================================================================================
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CUSIP No. 6573J20                                              Page 3 of 8 Pages


================================================================================
  1       NAME OF REPORTING PERSON

          Ingrid T. Mahan
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF              5      SOLE VOTING POWER

          SHARES                      13,334

       BENEFICIALLY         ----------------------------------------------------
                               6      SHARED VOTING POWER
         OWNED BY
                                      677,486
           EACH
                            ----------------------------------------------------
        REPORTING              7      SOLE DISPOSITIVE POWER

          PERSON                      13,334
                            ----------------------------------------------------
           WITH                8      SHARED DISPOSITIVE POWER

                                      677,486
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          724,820
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
================================================================================

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CUSIP No. 6573J20                                              Page 4 of 8 Pages


Item 1(a) Name of Issuer:

         Nicholas Financial, Inc.

Item 1(b) Address of Issuer's Principal Office:

         2454 McMullen Booth Road
         Building C
         Clearwater, Florida  33759

Item 2(a) Name of Person Filing:

         Marvin H. Mahan and Ingrid T. Mahan, husband and wife.

Item 2(b) Address of Principal Business Office or, if none, Residence:

         The residential address of each person filing is 6268 Palma Del Mar #110E, St. Petersburg, Florida 33715.

Item 2(c) Citizenship:

         Marvin H. Mahan and Ingrid T. Mahan are each United States citizens and residents of the State of Florida.

Item 2(d) Title of Class of Securities:

         Common Stock, no par value

Item 2(e) CUSIP Number:

         65373J20

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)
(ii)(E);
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CUSIP No. 6573J20                                              Page 5 of 8 Pages


         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

         (a)  Amount Beneficially Owned:

          Ingrid T. Mahan owns directly 13,334 shares of the Issuer's Common Stock. Ingrid T. Mahan, as the majority equityholder in Mahan Family, LLC, is deemed to beneficially own the 473,820 shares of the Issuer's Common Stock owned by Mahan Family, LLC. (Ingrid T. Mahan is also one of five managers of Mahan Family, LLC and in such capacity has a 47% voting interest with respect to any matter submitted to a vote of its managers.) Ingrid T. Mahan, as the sole shareholder of Grenma, Inc., is deemed to own the 203,666 shares of the Issuer's Common Stock owned by Grenma, Inc. Ingrid T. Mahan is also deemed to beneficially own the 34,000 shares of the Issuer's Common Stock owned directly by her husband, Marvin H. Mahan.

          Marvin H. Mahan owns directly 34,000 shares of the Issuer's Common Stock. Marvin H. Mahan, as Ingrid T. Mahan's husband, is deemed to beneficially own the 473,820 shares of the Issuer's Common Stock owned by Mahan Family, LLC. (Marvin H. Mahan is also one of five managers of Mahan Family, LLC and in such capacity has a 47% voting interest with respect to any matter submitted to a vote of its managers. In addition, he owns a less than 1% equity interest in Mahan Family LLC.) Marvin H. Mahan, as Ingrid T. Mahan's husband and as the sole director of Grenma, Inc., is deemed to beneficially own the 203,666 shares of the Issuer's Common Stock owned by Grenma, Inc. Marvin H. Mahan is also deemed to beneficially own the 13,334 shares of the Issuer's Common Stock owned directly by his wife Ingrid T. Mahan.

          All references to number of shares of the Issuer's Common Stock set forth in this statement reflect the Issuer's 2 for 1 Common Stock split effective September 11, 2001.
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CUSIP No. 6573J20                                              Page 6 of 8 Pages


         (b)  Percent of Class:

          Each of Marvin H. Mahan and Ingrid T. Mahan beneficially owns the same 724,820 shares of the Issuers Common Stock, which shares represent 14.3% of the total outstanding shares of the Issuer's Common Stock.

         (c)  Number of shares as to which each of Marvin H. Mahan and Ingrid
T. Mahan has:

                (i) sole power to vote or direct the vote:
                                                   Marvin H. Mahan      34,000
                                                   Ingrid T. Mahan      13,334

                (ii) shared power to vote or direct the vote:
                                                   Marvin H. Mahan     203,666
                                                   Ingrid T. Mahan     677,486

                (iii) sole power to dispose or direct the disposition of:
                                                   Marvin H. Mahan      34,000
                                                   Ingrid T. Mahan      13,334

                (iv) shared power to dispose or direct the disposition of:
                                                   Marvin H. Mahan     203,666
                                                   Ingrid T. Mahan     677,486

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.
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CUSIP No. 6573J20                                              Page 7 of 8 Pages


Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 10, 2001



By:       /s/ Marvin H. Mahan
   --------------------------------
          Marvin H. Mahan


By:       /s/ Ingrid T. Mahan
   --------------------------------
          Ingrid T. Mahan